

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2007

Via Facsimile (212) 541-1438 and U.S. Mail

Kenneth L. Henderson, Esq.
Bryan Cave LLP
120 West 45th Street
New York, NY 10036

Re: **NetRatings, Inc.**
Preliminary Proxy Materials filed on February 28, 2007
File No. 0-27907

Schedule 13E-3 filed on February 28, 2005
By Valcon Acquisition Holding S.A.R.L., *et al*
File No. 5-57383

Dear Mr. Henderson:

We have reviewed your filings and have the following comments.

Schedule 13E-3

1. Please advise us why you believe that members of Nielsen's controlling stockholder group should not be added as a filing persons on the Schedule 13E-3. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

   Alternatively, revise to include them as filing persons on the Schedule 13E-3. Please note that a new filing person must comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions. For example, include a statement as to whether the filing person believe the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon relied upon in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

2. In several places in the Schedule 13E-3, your incorporation by reference appears overbroad. Please explain to the staff why your current incorporation is both accurate and appropriate. For instance, we note that you incorporate the section "the merger agreement" into Item 7(c) of the Schedule 13E-3. First, disclosure satisfying Items 7, 8 and 9 must appear in the forepart of the document in the special factors section. Second, it is unclear how the "merger agreement" section satisfies Item 1013(c) of Regulation M-A.

3. We are unable to locate summary financial information complying with the requirements of Item 1010(c) of Regulation M-A. Refer to Instruction 1 of Item 13 of Schedule 13E-3. In that regard, please note that the selected consolidated historical financial date on page 9 of the proxy statement does not include all the required information.

Proxy Statement

Forward-Looking Statements, page 10

4. Please delete the reference the Private Securities Litigation Reform Act of 1995. By its terms, the Private Securities Litigation Reform Act safe harbor for forward looking statements does not apply to statements made in connection with going private transactions. Refer to Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. See Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933.

Special Factors, page 14

Background of the Merger, page 14

5. In each place where you discuss a meeting with a minority stockholder, please expand your disclosure to explain the details of the discussion.

6. We note that at various times during the special committee's consideration of the proposals, Lehman and JPMorgan provided updates and valuations, and made presentations to the special committee to assist it in its consideration of the proposals received. Please provide us with supplemental copies of any materials prepared by in connection with the fairness opinion or valuation, including any "board books," draft fairness opinions provided to your special committee or board of directors and any summaries of presentations made to the special committee. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Lehman, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-

A. Revise to summarize all the presentations made and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Reasons for the Special Committee's Determination; Fairness of the merger, page 24

7. We note you introduce the bullet point list using the qualifying language "including." Please revise to clarify that you are disclosing all material factors that were considered. Refer to Item 1014(b) of Regulation M-A. Similar qualifying language is included in several other places in your document. Please revise throughout. For instance, make corresponding revisions with respect to the "but not limited" language appearing on page 32.

8. Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide a cursory discussion the factors in several bullet point lists upon which the fairness determination was based. A listing of the factors considered by a filing person without a discussion of how each factor relates to the determination is inadequate. Please revise. Refer to In the Matter Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988). This comment also applies to the Nielson Parties fairness discussion.

9. The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed. To the extent any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company's fairness determination. See Q&A 20 of Exchange Act Release No. 17719 (April 13, 1981). This comment also applies to the Nielson Parties fairness discussion.

10. When discussing procedural fairness, please expand your disclosure to discuss each of the Item 1014(c)-(e) factors in reasonable detail. For instance, please expand your disclosure to explain why the special committee believed the identified procedural factors outweighed the absence of a majority of the minority vote. This comment also applies to the Nielson Parties fairness discussion.

11. Please explain the specific conflicts of interest that the special committee considered and those conflicts of interest impacted the fairness determination.

Reasons for Our Board of Directors Determination; Fairness of the Merger, page 24

12. If a filing person relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. This comment also applies to the Nielsen Parties. Please revise accordingly.

Opinion of Lehman Brothers, page 24

13.   Please revise the discussion of the JPMorgan and CRA analysis in a manner consistent with the following comments.

14.   Please delete the statement that your "summary is qualified in its entirety by reference to the full text of the opinion." Investors are entitled to rely on your disclosure. Revise elsewhere in the document to make corresponding changes.

15.   Disclose all of the forecasts that were provided by management to third parties.

16.   Please expand your disclosure to explain in greater detail how the various multiples, percentages and values were derived. For instance, please disclose how the EBITDA multiples of 12.0x-15.0x were were determined.

17.   We note your disclosure that Lehman and its affiliates have, in the past, provided services to you. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

Opinion of CRA International, Inc.

18.   Please expand your disclosure to discuss the analyses performed by CRA in greater detail. Consider providing tabular disclosure.

19.   Clarify what "financial and operating information with respect to the business, operation and prospects of the Company" were considered by the advisor. Provide similar disclosure for each advisor. In that regard, we note you have provided disclosure with respect to the Five Year Forecast, but not with respect to the Three Year Strategic Plan.

Purpose and Reasons for the Merger, page 32

20.   Please expand your disclosure to provide a more complete description of the purposes of this transaction. Refer to Item 1013(a) of Regulation M-A. Please note conclusory statements are insufficient.

21.   Please expand your disclosure with respect to the company and the Nielsen parties to describe the reasons for the structure of the transaction and why it is being undertaken at this time. Refer to Item 1013(c) of Regulation M-A.

The Position of the Nielsen Parties as to the Fairness of the Merger, page 33

22.   We note your statement that "the Nielsen Parties did not undertake a formal evaluation of the fairness of the proposed transaction and are making the statements included in this section solely for the purposes of complying with such requirements." Please delete this statement or explain to us why it is consistent with the Item 1014 of Regulation M-A filing obligation. If you retain the statement, please explain the limitations of your

informal evaluation and explain why an informal evaluation forms a reasonable belief as to fairness.

23.   We note your discussion in this section of the "alternatives considered." If this disclosure is intended to satisfy your Item 1013(b) disclosure obligation, then please expand your disclosure to explain why no alternative transactions or structures were considered. In addition, please explain what consideration was given to maintaining the status quo. In that regard, your disclosure should explain, in reasonable detail, why NetRatings was deemed to be an integral component of its long-term growth strategy. Further, please explain why this disclosure was included in the fairness discussion. Please explain why how this disclosure related to the Nielsen Parties fairness determination. Finally, we are unable to locate disclosure complying with Item 1013(b) with respect to the company.

24.   We note the statement that "none of the material factors considered by the Nielsen Parties failed to support their belief as the fairness of the merger." Please clarify the meaning of this statement. Is it intended to convey that the Nielsen parties considered no negative substantive or procedural factors to be material? If so, please explain why, for instance, the absence of a minority of the majority vote provision was not considered material. That provision appears to have been a matter of significance during the merger negotiations.

Financial Forecasts of NetRatings, page 35

25.   You indicate that numerous assumptions and estimates as to future events were made. Please clarify that the disclosure addresses all the assumptions and estimates made.

26.   We note your statement on that the disclosure and "should not be relied upon." While you may caution investors not to place undue reliance on the forecasts and may alert them to uncertainties associated with them, you may not tell them that they cannot be relied upon. Please revise as appropriate.

Certain effects of the Merger, page 36

27.   Disclose, if true, that that the Nielson entities will benefit from the company's future use of operating loss carry forwards. Quantify this benefit to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Material United States Federal Income Tax Consequences of the Merger, page 59

28.   Please delete the statement that this discussion is for "general information only." Investors are entitled to rely on the disclosure.

29.   Please revise your disclosure to separately address the tax consequences of this transaction to each filing person. Please refer to Item 1013(d) of Regulation M-A.

Where you can find more information, page 77

30.   Explain what authority you are relying upon to incorporate documents filed after the date
        of this proxy statement.

Other

31.   In connection with responding to our comments, please provide, in writing, a statement
        from each filing person acknowledging that

    ·   the filing person is responsible for the adequacy and accuracy of the disclosure in the
        filings;
    ·   staff comments or changes to disclosure in response to staff comments in the filings
        reviewed by the staff do not foreclose the Commission from taking any action with
        respect to the filing; and
    ·   the filing person may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
        information you provide to the staff of the Division of Corporation Finance in our review
        of your filing or in response to our comments on your filing.

Closing Comments

        Please file an amended Schedule 13E-3 and Schedule 14A in response to these
comments. Mark the amendments so that the revisions, including those made not in response to
staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310
of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our
comments and provide any supplemental information we requested. This comment letter should
be filed on EDGAR as correspondence. If you believe complying with a comment is not
appropriate, tell us why in your letter. You should be aware that we might have additional
comments based on your responses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made. Direct any questions to me at (202) 551-3345.

                                        Sincerely,

                                        Michael Pressman
                                        Special Counsel
                                        Office of Mergers and Acquisitions